

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 18, 2020

VIA ELECTRONIC MAIL

Michael K. Renetzky, Esq.
Locke Lord LLP
111 South Wacker Drive
Chicago, Illinois 60606

> RE: Merit Life Insurance Co.:
>   Fixed Contingent Deferred Annuity Contract
>   Initial Registration Statement on Form S-1
>   File No. 333-239300

Dear Mr. Renetzky:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on June 19, 2020. Based on our review, we have the following comments. Cited page numbers correspond to those in the copy filed on EDGAR. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms have the meaning given to them in the registration statement.

1. General

a. Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the Company's obligations under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

b. In the "Calculation of Registration Fee" on the facing sheet, please fill in the "Amount to be Registered," "Proposed Maximum Aggregate Offering Price," and "Amount of Registration Fee" columns.

Please note that all missing/bracketed disclosure must be provided and may be subject to further review.

2. **Front/Back Cover Page**

   a. In the first paragraph, please add "including any material state variations" and provide if applicable.

   b. Please provide the following disclosure on the front (or inside front) cover page: "The registrant's obligations under the Contract are subject to the financial strength and claims paying ability of the registrant."

   c. The Company cannot disclaim responsibility for the information in its registration statement. Therefore, please delete the third sentence in the second paragraph of the front cover page and remove all references to the Contract for information provided in the prospectus, *e.g.*, sixth paragraph under "Overview" on page 11.

   d. Provide the name of the underwriter and disclose the nature of the underwriting arrangement. Item 501(b)(8) of Regulation S-K.

   e. On the back cover page of the prospectus, please address, as applicable, the disclosure required by Item 502(b) of Regulation S-K regarding dealer prospectus delivery requirements.

3. **Frequently used Terms (page 1)**

   a. Please revise the definition of "Annuitant" to clarify whether the Annuitant is the life of the person upon which payments continue and is also the person to receive such payments under the Contract.

      Please also make this clear under "Annuitant Designations" at the bottom of page 12.

   b. Please consider deleting the term "Benefit Amount" or better distinguish the term from "Income Amount."

   c. Please revise the definition of "Financial Firm" to provide a more complete and precise definition of the term. For example, the second to last paragraph on page 3 refers to them as registered investment advisors and the top of page 4 refers to wealth management accounts of Financial Firms.

   d. In the definition of "Income Base," please clarify whether Eligible Contributions and Excess Withdrawals impact the Account value on the Exercise and/or Issue Date.

      In the first sentence of "Vesting Period," please clarify "two years" from when.

4.   Prospectus Summary (page 3)

Please clarify inconsistent terminology to make the disclosure easier for an investor to follow and understand.

  a. Under the subheading "Contingent Deferred Annuities," the disclosure states that "[a] CDA will provide payments to the annuitant or owner ... in the same manner as a traditional annuity upon the occurrence of certain specified conditions." Because an investor in this product may not be familiar with how a traditional fixed annuity operates, please more directly explain how payments are made under the CDA.

  b. In the last sentence under "Contingent Deferred Annuities," please clarify when an Investment Account will belong to the purchaser and when it is an insurance company asset.

  c. The paragraph under "Merit's Fixed Contingent Deferred Annuity Contract" refers to withdrawals that are not Excess Withdrawals as "covered" then "contemplated" withdrawals. For clarity, please use one term consistently throughout the prospectus.

  d. In the same paragraph, please add in the parenthetical in third sentence that these values are adjusted by contributions and withdrawals.

  e. In the same paragraph, the disclosure describes that withdrawals will proportionately reduce the Income Amount and future Benefit Amounts. The paragraph continues, "[c]orrespondingly, any Eligible Contributions made to the account will increase the Income Amount…." Please clarify that any Eligible Contributions increase the Income Amount on a dollar-for-dollar basis and not on a proportionate basis as the disclosure may suggest.

  f. The staff also suggests defining the term "guarantee" which appears in the last paragraph on page 3.

  g. For "Distributions" and "Excess Distributions" on page 4, please clarify these terms, *i.e.*, referring to withdrawals?

      Please also disclose how the frequency of Distributions is determined.

  h. Please revise the disclosure following "Availability" to clarify what "non-qualified (tax)" means.

  i. For "Flexibility" on page 4, please clarify the term "Funds," *i.e.*, referring to mutual funds or monetary amount.

  j. For "Risk Management" on page 4, please provide more specific crossreferences to the sections of the prospectus that expand on how risk is managed through product design and a substantial balance sheet. Please also clarify what you mean by "substantial balance sheet"

k. For "Important Ages," please add age 65 as the earliest age for the Exercise Date.

5. **Risk Factors (page 5)**

Please consider revising certain of the captions to better cite the risk involved. For example, the last two captions on page 5 would be better revised as risks of termination and/or loss of benefits resulting from what is cited in these captions.

a. Please add a risks that this is a new insurer or at least an insurer under new management.

b. The second risk factor should also disclose that the investment guidelines and risk profiles may change and that may require you to reallocate investments, may trigger tax consequences when having to move money, and may require you to adhere to a more conservative investment profile.

c. In lieu of the "Our agreement with your Financial Firm may end and your Contract may be terminated" on page 5, please specify here or where more appropriate the circumstances under which the agreement may be terminated and by whom rather than generically referring to a termination of the agreement.

d. In the third risk ("Our agreement with your …."), please revise the fourth sentence (beginning with "We cannot guarantee ….") for proper grammatical structure.

e. In the next and second to last risk on page 5, please elaborate on what would make an ownership designation unacceptable.

f. In the last risk on page 5, please define what a "timely basis" is.

g. Under "The point in time when you begin taking withdrawals from your Account …." on page 6, please disclose why it is less likely Benefit Amounts will be paid.

h. Please insert a risk caption for the second to last paragraph on page 6 (beginning with "Fees accrue from the Issue Date ….").

i. In the last paragraph on page 6, please be more specific as to what other administrative service fees may count as a withdrawal and also quantify what a "reasonable amount" is for not counting it as a withdrawal for purposes of the Contract. Please provide a cross-reference to and add these details at the top of page 12 and under "Fees" at the bottom of page 13.

j. Please revise the second to last sentence under "You should be aware of the various regulatory protections …." on page 7 to note that certain other regulatory protections and financial information *are* available (*e.g.*, the registration statement is filed under the Securities Act of 1933 and financial information is included in the registration statement).

k. Please clarify the meaning of "collaborators" in the last line on page 7.

l. Please provide risk disclosure with respect to the following:

  i. Account performance preventing receipt of any benefit.

  ii. If applicable, the impact of divorce (on joint owners).

  iii. Possible negative tax consequences.

6. **Fixed Contingent Deferred Annuity Contract – Overview (page 11)**

   a. Overview

   i. Add disclosure briefly describing what kind of investor the Contract would be good for and what kind of investor the Contract would not be good for.

   ii. Please clarify the meaning of the Exercise Date. For example, does it mandate that an Owner make a withdrawal after the Vesting Period has ended in order to determine the applicable Income Base and in turn the Income Amount?

   iii. In light of plain English, disclose that the earliest Exercise Date would be when the Annuitant turns 65.

   iv. In the last sentence of the fifth paragraph, clarify whether the 5% of Account value amount is less the fees mention at the top of page 12.

   v. In the second sentence of the sixth paragraph, please provide a cross-reference to where the adjustments are discussed in the prospectus

   vi. Supplementally explain to the staff and disclose, if applicable, how potential purchasers will know if their Financial Firm is eligible to offer the guarantee, *e.g.*, provide a list.

   vii. Please disclose with specificity the investment guidelines and risk parameters that will be offered with the Contract, *e.g.*, on page 18. In doing so, please disclose whether guidelines and parameters will vary from firm to firm or will they be standardized. If there is variance, please explain why.

viii. If applicable, please also add highlighted disclosure that the investment guidelines and risk parameters are designed to minimize the risk that the Account value will be reduced to zero before the Annuitant's death, thereby requiring the Company to make lifetime payments to the Annuitant.

b. Free Look Right (page 12)

If applicable, disclose that the 30 days for the "Free Look Right" on page 12 may be longer than 30 days if required by state law.

c. Eligible Purchasers (page 12)

The last paragraph under "Eligible Purchasers" on page 12 states that married couple can be Owners of a non-qualified Account. Therefore, please supplementally explain to the staff the impact that having married couple Owners has on the guarantee and confirm it has been clearly explained where applicable.

d. Underwriting Requirements (page 13)

Please disclose if there is a minimum Account value required to purchase the Contract.

e. Fees (page 13)

In the last sentence, please disclose whether unpaid fees will be prorated if the Contract terminates before the Covered Event.

f. Income Amount (page 14)

i. At the end of second sentence and wherever else applicable, please confirm whether it should reference "Income Year" [measured from Exercise Date] or "Benefit Year" [measured from Covered Event].

ii. Consider explaining "Income Base" before "Income Amount" given that the Income Amount is derived from the Income Base.

Please provide examples of both, including the impact of Excess Withdrawals and contributions.

g. Income Base (page 14)

If applicable, please address how the Income Base is calculated if no Exercise Date takes place.

h. Impact of Excess Withdrawals on the Income Base (page 14).

Please clarify that if an Excess Withdrawal reduces your Account Value to zero, the contract terminates. Please also explain that the impact of an Excess Withdrawal is magnified if your Account Value is less that your Income Base.

Please provide an example that includes the impact on the Income Amount as well.

i. Eligible Contributions (page 15)

Please provide a more detailed description of Eligible Contributions including before the end of the Vesting Period and those made after the Exercise Date.

j. Termination (page 15)

Please describe all means of termination rather than force the reader to search for all of them throughout the prospectus.

In addition, please explain supplementally if there any contract provisions or other protections that may prevent the Company from terminating the contract when it may be financially advantageous for it to do so.

k. Examples (page 15)

All the Examples require more narrative explanations of how the various values were calculated.

For example, in Hypothetical 1, there is no basic explanation as to how the Minimum Income Amount or Income Amount on the Exercise Date were calculated. In Hypothetical 2, there could have been a simple explanation that no Income Amount was paid out because the Annuitant's death occurred before any Covered Event. Finally, Hypothetical 3 provides a good example of when Account Value on the Issue Date was higher than on the Exercise Date, but never simply explained.

Please also explain supplementally why you believe the performance shown in the examples are representative of how the product might perform, particularly given the investment guidelines. For example, the first 3 hypotheticals show 10% annual returns for the period between the Issue Date and Exercise Date.

l. Investment Guidelines and Risk Profile (page 18)

i. Please consider whether the third sentence of the third paragraph is potentially misleading because it may suggest that the investment guidelines will have no impact on most investors.

ii. Please disclose how the Company will notify an Owner that they or the Financial Firm have breached their investment guidelines.

iii. The Cure Period is 30 days or "it may be less" from the date of the breach. Please consider revising so that 30 days is counted from the date any notice was sent. Please also disclose the minimum amount of notice that will be provided.

iv. Please explain why the acceptable risk profiles and investment guidelines including if they may be changed to limit the risks faced by the Company by decreasing the likelihood that a Covered Event may occur.

m. Portability (page 19)

i. Highlight the paragraph immediately preceding this caption.

ii. Please also disclose the impact of the timing of any transfer relative to the Exercise Date and Covered Event on the Issue Date for the new Account, and the calculation of the Income Base and Income Amount.

iii. Please also explain how an investor can obtain a list of Financial Firms that currently have an agreement with the Company.

n. Delivery of Payments (page 19)

Please disclose the $20 payment processing fee earlier in the prospectus under "Fees."

Please also disclose the frequency and timing of payments after a Covered Event.

o. Electronic Delivery of Documents (page 20)

Please explain how this provision will comply with the Commission guidance on electronic delivery with respect to documents required to be delivered to investors under the federal securities laws. *See* Use of Electronic

Media for Delivery Purposes, Investment Company Act Release No. 21399 (Oct. 6, 1995); Use of Electronic Media by Broker-Dealers, Transfer Agents, and Investment Advisers for Delivery of Information, Investment Company Act Release No. 21945 (May 9, 1996); and Use of Electronic Media, Investment Company Act Release No. 24426 (Apr. 28, 2000).

p. Our Right to Amend the Contract (page 20)

Please describe what constitutes "a written form acceptable to us" and disclose the internet address under "Notice to Us" on page 22.

q. Non-Participating (page 20)

Please revise the "Contracts do not represent equity in Merit" in plain English.

r. Distribution of the Contracts (page 20)

Please confirm all disclosure required by Item 508 of Regulation S-K pursuant to Item 8 of Forms S-1 has been provided including the obligation of the underwriter to take the securities (508(a)) and the underwriter's compensation (508(e)).

s. Financial Strength (page 21)

It appears that the Company is disclosing its A.M. Best financial strength rating in this registration statement.

i. Please include the written consent of A.M. Best as an exhibit to this registration statement. *See* rule 436 under the Securities Act of 1933.

ii. Please consider any obligations you may have under the federal securities laws to update your registration statement to reflect changes in these ratings.

7. Federal Income Tax Considerations (page 23)

a. Please advise the staff whether the Company intends to obtain a private letter ruling from the IRS with respect to the Contract (for treatment of the Contract as an annuity).

b. Please provide additional details as to the treatment of Contracts and treatment of benefit payments, *i.e.*, as income or return of capital, from a qualified or non-qualified Account, impact of spouse *etc*. Please note that the fifth paragraph states that withdrawals must be taken by the Annuitant's 95th birthday. Please reflect this in the definition of Exercise Date.

8. For Item 11(e) of Form S-1 (financial statements), please supplementally confirm whether all applicable financial statements have been provided and whether they were provided as required for a smaller reporting company. Please note that this may be subject to further review and comment by the staff.

9. **Management (page 42)**

Please provide all disclosure required by Item 11(k) of Form S-1/Item 401 of Regulation S-K, for example, terms of executive officers and directors and confirm all other applicable disclosure has been provided.

10. **Executive Compensation (page 47)**

Please supplementally provide the staff with a legal basis and/or legal precedent for providing the disclosure in its current form. Otherwise, please provide all disclosure required by Item 11(l) of Form S-1 as set forth in Item 402 and 407 of Regulation S-K.

11. **Security Ownership (page 49)**

Please provide all disclosure as required by Item 11(m) of Form S-1/Item 403 of Regulation S-K.

Part II

12. **Exhibits and Financial Statement Schedules**

Please confirm all applicable exhibits have been provided, *e.g.*, exhibit 1 underwriting agreement and exhibit 16 change of accountant. In doing so, please revise and renumber exhibits to reflect the actual exhibit numbers that are applicable to the filing but not applicable, *e.g.*, exhibits 11 and 12 are not applicable to a Form S-1 registration statement.

13. **Item 17 Undertakings.**

Please revise the undertakings to properly reflect all applicable undertakings, *e.g.*, undertaking pursuant to Regulation S-K 512(a)(6).

14. **Financial Statements, Exhibits, and Certain Other Information**

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

****

Responses to these comments should be made in a letter addressed to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Disclosure Review Office

cc: Sumeera Younis, Branch Chief
Michael Kosoff, Senior Special Counsel